NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Square, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 30, 2021, email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund.

Square, Inc.

VOTE “FOR” PROPOSAL FOUR

Proposal Regarding an Independent Chair

Filed by the New York State Common Retirement Fund

Annual Meeting: June 15, 2021

The New York State Common Retirement Fund urges Square, Inc. stockholders to vote “FOR” Proposal FOUR on the proxy, the Stockholder Proposal Regarding an Independent Chair at the Square, Inc. Annual Meeting on June 15, 2021.

Support “FOR” Proposal FOUR Is Warranted Because:

1)	Square has adopted numerous charter and bylaw amendments that are not aligned with best corporate governance practices.

2)	Square has a part-time CEO/chair, which is not in the best interest of stockholders.

3)	Square’s current lead independent director role lacks robust responsibilities to counterbalance the current CEO/chair role.

4)	An independent board chair would be in the best interest of stockholders and could lead to improved governance practices and stockholder value.
5)	The proposal is not overly prescriptive and allows for implementation flexibility.

Summary of Proposal FOUR

Resolved: Shareholders of Square, Inc. (Square) urge the Board of Directors (Board) to take the steps necessary to adopt a policy to require that the Chairman of the Board shall be an independent member of the Board. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This policy should be implemented so as not to violate any contractual obligations, with amendments to Square’s governing documents as needed.

Square’s CEO Jack Dorsey serves both as CEO and Chair of Square’s Board of Directors. We believe the combination of these roles in a single person weakens a corporation’s governance.

Furthermore, Mr. Dorsey is currently a director and CEO of Twitter, Inc. As a part-time CEO at both companies and Chair of the Square Board, shareholders should be concerned with Mr. Dorsey’s excessive outside commitments that could adversely impact his role as Chair of Square’s Board.

Additionally, shareholders have serious concerns regarding the Board's persistent issues related to overboarded directors, governance, compensation, board diversity, and the managing of ESG risks.

Reasons to Vote “FOR” Proposal FOUR

Square has adopted numerous charter and bylaw amendments that are not aligned with best corporate governance practices.

•	Following the completion of its 2015 initial public offering, Square’s governance policies have a number of shortcomings compared to well-established best practices, including:

o	a classified board structure;

o	a plurality voting standard;

o	lack of a resignation policy if a director fails to receive sufficient support;

o	lack of shareholder rights like the right to call special meetings, act by written consent, or proxy access;

o	supermajority approval requirements for charter and bylaw amendments; and,

o	dual-class capital stock structure with unequal voting rights and are not subject to a sunset requirement.

•	Many of these practices can result in a lack of transparency and accountability to stockholders, and an entrenched board that is unresponsive to stockholder concerns.

Square has a part-time CEO/chair, which is not in the best interest of stockholders.

•	Square’s President, CEO and cofounder, Jack Dorsey, has been both CEO and Chair of Square’s Board of Directors since the company’s initial public offering in 2015. Along with Square’s other cofounder, James McKelvey, both hold 62 percent of the company’s total voting power.

•	Mr. Dorsey is currently a director and CEO of Twitter, Inc., a social media company, and has been since the company’s initial public offering in 2015.

•	These outside commitments have been a constant source of comment and criticism from investors and observers.[1]

•	Square has disclosed that Mr. Dorsey’s roles “may at times adversely affect his ability to devote time, attention, and effort to Square.”[2]

•	As a part-time CEO and Chair of the Square Board, stockholders should be concerned that Mr. Dorsey’s outside commitments could adversely impact his role as Chair of Square’s Board.

Square’s current lead independent director role lacks robust responsibilities to counterbalance the current CEO/chair role.

•	The responsibilities fail to include duties like approval of Board meeting schedules and agendas, or approval of information sent to the Board.

_____________________________

1 https://www.nytimes.com/2015/10/06/technology/jack-dorseys-dual-ceo-role-raises-questions-for-square.html ; https://www.cnbc.com/2019/02/21/i-tried-twitter-ceo-jack-dorseys-morning-routine-for-a-week.html ; https://fortune.com/2015/12/22/jack-dorsey-ceo-square-twitter/ ; https://www.wsj.com/articles/how-jack-dorsey-runs-both-twitter-square-1450713601; https://finance.yahoo.com/news/twitters-jack-dorsey-sued-by-shareholder-over-his-dual-role-as-square-ceo-192802483.html ; https://www.thestreet.com/investing/twitter-ceo-jack-dorsey-can-t-have-it-both-ways-13563678

2 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001512673/c7b05bfa-5bb8-43b7-9580-9de362ef1e83.pdf

•	According to the Council of Institutional Investors: “[T]he CEO and chair roles should only be combined in very limited circumstances; in these situations … it should name a lead independent director who should have approval over information flow to the board, meeting agendas and meeting schedules to ensure a structure that provides an appropriate balance between the powers of the CEO and those of the independent directors.”[3]

•	While Square states its lead independent director duties match those outlined by the Council of Institutional Investors, nowhere in its proxy or its opposition statement does the company state the lead independent has “approval” of information flow to the board. Square states the lead independent director only “provides direction on board meeting agendas, schedules and the flow of information to the Board.”

An independent board chair would be in the best interest of stockholders and could lead to improved governance practices and stockholder value.

•	More than half of S&P 500 boards (55 percent) had separated the chair and CEO roles, compared with 53 percent last year and 40 percent in 2010.[4]
•	Many companies have split the roles of CEO and Chair following governance crises or shareholder pressure that forced the change.[5] Companies are taking these actions to maximize management accountability and the independence of the board.
•	An independent chair would allow the Board to better carry out its primary duty—to monitor the management of the company and its executives on behalf of shareowners.
•	A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management.
•	Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.
•	An independent board chair could set a pro-stockholder agenda without the potential conflicts that may occur with CEO oversight. Such pro-stockholder oversight would allow for a more proactive and effective board of directors that is better able to look out for the interests of stockholders.

The proposal is not overly prescriptive and allows for flexibility in implementation.

•	The proposal clearly states that the policy should be implemented so as not to violate any contractual obligations, with amendments to Square’s governing documents as needed.
•	The proposal is in line with corporate governance best practices, and similar to other proposals that have received majority support from stockholders at S&P 500 companies.

_____________________________

3 https://www.cii.org/corp_gov_policies

4 https://www.spencerstuart.com/-/media/2020/december/ssbi2020/2020_us_spencer_stuart_board_index.pdf

5 https://www.wsj.com/articles/when-things-get-tough-companies-split-chairman-ceo-roles-11572778801

Conclusion

Stockholders are encouraged to vote “FOR” Proposal FOUR on the proxy, the Stockholder Proposal Regarding an Independent Chair at the Square, Inc. Annual Meeting on June 15, 2021. An independent board chair would create a better governance structure, improve governance practices, and promote the best interests of stockholders.

--

For questions, please contact Kyle Seeley, Corporate Governance Officer, New York State Common Retirement Fund, kseeley@osc.ny.gov.

--

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.